UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”), hereby furnishes this Report of Foreign Private Issuer on Form 6-K to the Securities and Exchange Commission (the “Commission”), to provide an update regarding the legal proceedings initiated following the amended request (the “Amended Request”) that was submitted by L.I.A Pure Capital Ltd. (“Pure Capital”) to the Tel Aviv District Court (Economic Division) (the “Court”), seeking an order to convene a special general meeting of the Company’s shareholders and ADS holders (the “Shareholders”) for the purposes of approving an arrangement between the Company and the Shareholders in accordance with Section 350 of the Israeli Companies Law, 5799-1999 (the “Arrangement” and the “Companies Law”, respectively).

On March 12, 2025, the Company submitted a response to the Amended Request to the Court, in which the Company noted that its board of directors does not object to the Arrangement that is fair.

On March 20, 2025, the Court ordered the Company to convene a special meeting of the Shareholders, in which the Arrangement would voted on by the Shareholders. On March 27, 2025, following a mutual request of the Company and Pure Capital and in accordance with applicable law, the Court ordered the Company to convene two general meetings of Shareholders: (i) a special general meeting of all Shareholders and (ii) a special general meeting of all Shareholders, other than Pure Capital, the controlling shareholder of Pure Capital, and any Shareholders who have an ongoing business relationship with any of the aforementioned.

The Company has not yet provided a notice to its Shareholders with respect to the meetings which notice is anticipated later this month.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: April 17, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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